Psyence Biomedical Ltd.

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

+1 (416) 346-7764

November 13, 2023

VIA EDGAR
Division of Corporation Finance
Office of Life Sciences
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Psyence Biomedical Ltd. (the “Company”)
Registration Statement on Form F-4, as amended
(File No. 333-273553) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. EST on November 13, 2023, or as soon thereafter as practicable.

Please contact Ari Edelman of McDermott Will & Emery LLP, counsel to Newcourt Acquisition Corp, at (212) 547-5372 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Psyence Biomedical Ltd.

By:	/s/ Neil Maresky
Name:	Neil Maresky
Title:	Chief Executive Officer

cc:	McDermott Will & Emery LLP
Ellenoff Grossman & Schole LLP